UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 17)

Warner Bros. Discovery, Inc.

(Name of Subject Company (Issuer))

Prince Sub Inc.

(Offeror)

a direct wholly owned subsidiary of

Paramount Skydance Corporation

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Series A Common Stock, par value $0.01 per share

(Title of Class of Securities)

934423104

(CUSIP Number of Class of Securities)

Makan Delrahim

Chief Legal Officer

Paramount Skydance Corporation

1515 Broadway

New York, New York 10036

(212) 258-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Copies to:

Faiza J. Saeed Andrew J. Pitts C. Daniel Haaren Daniel J. Cerqueira Claudia J. Ricciardi Cravath, Swaine & Moore LLP Two Manhattan West 375 Ninth Avenue New York, New York 10001 (212) 474-1000	Ian Nussbaum Max Schleusener Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 17 to Schedule TO (together with any exhibits and annexes attached hereto, and as it may be amended or supplemented from time to time, this “Amendment”) is filed by (i) Prince Sub Inc., a Delaware corporation (the “Purchaser”) and a direct wholly owned subsidiary of Paramount Skydance Corporation, a Delaware corporation (“Paramount”), and (ii) Paramount, and amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 8, 2025 (together with any amendments and supplements thereto, the “Schedule TO”)  by the Purchaser and Paramount. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of Series A Common Stock, par value $0.01 per share (the “Shares”), of Warner Bros. Discovery, Inc., a Delaware corporation (“Warner Bros.”), at $30.00 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 8, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO filed with the SEC on December 8, 2025, and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO filed with the SEC on December 8, 2025.

Except as otherwise set forth in this Amendment, the information in Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and 11

The Offer to Purchase, Letter of Transmittal and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.	The Offer was scheduled to expire at 5:00 p.m., New York City time, on January 21, 2026. The Expiration Date of the Offer is extended until 5:00 p.m., New York City time, on February 20, 2026, unless further extended. As of January 21, 2026, 168,511,695 Shares had validly tendered in, and not withdrawn from, the Offer.

All references to the scheduled expiration of the Offer being “5:00 p.m., New York City time, on January 21, 2026” set forth in the Offer to Purchase or the Letter of Transmittal are hereby amended and replaced with “5:00 p.m., New York City time, on February 20, 2026.”

2.	The section of the Offer to Purchase entitled “Background of the Offer; Other Transactions with Warner Bros.” is hereby amended and supplemented by adding the following paragraphs at the end of the section:

On December 23, 2025, Paramount received a request for additional information and documentary material from the Antitrust Division of the Department of Justice in connection with the Offer.

On January 7, 2026, Warner Bros. filed an amendment to the Warner Bros. 14D-9 (the “Amended Warner Bros. 14D-9”), rejecting the December 22 Offer, which repeated many of the same critiques about the Offer that were in the Warner Bros. 14D-9 without engaging in any dialogue with Paramount or providing any added disclosures supporting such critiques, including that “the risk-adjusted value offered by PSKY is inadequate and not superior when compared to the Netflix Merger,” and that “WBD would be required to abandon the Separation and Distribution of [Global Linear Networks]” at “significant costs.” The Amended Warner Bros. 14D-9 also relied on new justifications to favor the Proposed Netflix Transaction at all costs. Such retrofitted justifications included that Paramount’s debt financing poses a risk that the Debt Commitment Parties might breach their market-standard contractual commitments. In making this assertion, the Warner Bros. Board has not provided any actual evidence that Bank of America, Citi and Apollo are more likely to breach their fully enforceable contractual obligations—which the Debt Commitment Parties have reaffirmed remain in full force and effect—than Netflix’s debt financing sources—Wells Fargo, HSBC and BNP Paribas.

That same day, Pentwater wrote to the Warner Bros. Board faulting Warner Bros. for failing to disclose to stockholders “financial information” that would “help [stockholders] evaluate the very real risk that there will be a ‘dollar-for-dollar’ reduction to the price per share of cash consideration paid by Netflix because of the excessive debt load at” Global Linear Networks. Pentwater also noted that “The debt in Paramount’s offer is guaranteed by Bank of America, Citigroup, and Apollo and the equity is guaranteed by the Ellison family. If the Ellison family had a credit rating, it would be AAA.”

On January 12, 2026, Paramount filed a complaint in Delaware Chancery Court seeking Warner Bros. and the Warner Bros. Board to supplement and correct all misleading and incomplete disclosures in the Warner Bros. 14D-9 and the Amended Warner Bros. 14D-9, including with respect to how the Net Debt Adjustment is intended to work and the quantitative and qualitative analysis of its “risk adjustment” of the Offer.

On January 12, 2026, Paramount sent a letter to Warner Bros. stockholders stating, among other things, that it intends to nominate directors for election at Warner Bros.’ 2026 Annual Meeting of Stockholders and solicit against the approval of the Proposed Netflix Transaction.

On January 14, 2026, Warner Bros. and the Warner Bros. Board filed a response to Paramount’s complaint, noting that they would file a proxy statement that contains significant additional disclosure about the Proposed Netflix Merger, the fairness opinions and work of financial advisors, and more.

On January 15, 2026, a hearing was held on Paramount’s motion to expedite its complaint seeking supplemental and corrective disclosures from Warner Bros. and the Warner Bros. Board. The Court declined to expedite the proceedings and instructed the parties to meet and confer on next steps. In so doing, the Court did not address the merits of Paramount’s arguments.

On January 19, 2026, Warner Bros. and Netflix amended the Netflix Merger Agreement to, among other things, reflect an all-cash offer by Netflix (the Netflix Merger Agreement, prior to such amendment, the “Original Netflix Merger Agreement”).

A tabular comparison of key terms of the December 22 Offer against the Proposed Netflix Transaction is provided below, which comparison is qualified in its entirety by reference to the full text of the corresponding agreements:

Term	Netflix Merger Agreement	December 22 Paramount/Warner Bros. Merger Agreement
Structure	• Acquisition of the Streaming & Studios businesses following an internal reorganization and a spin-off of the Global Linear Networks businesses and other assets into SpinCo	• Acquisition of all of Warner Bros.
Consideration

•    $27.75 per Warner Bros. share in cash

•     Consideration payable to Warner Bros. stockholders is subject to reduction based on the net debt of Global Linear Networks (which reduction in consideration is left to Warner Bros., in its sole discretion

o      Net debt to be $17.0 billion as of June 30, 2026, decreasing over time to $16.1 billion as of December 31, 2026

• $30 per Warner Bros. share in cash • No reduction to consideration
Financing	• $67.2 billion of debt financing provided by Wells Fargo, BNP and HSBC

•     $40.7 billion of equity capital provided by the Ellison Trust and RedBird

o      Mr. Larry Ellison is providing a personal guarantee of the Ellison Trust’s $40.4 billion equity commitment

•     $54.0 billion of debt financing provided by BofA, Citi and Apollo

Regulatory Efforts Commitment

•    No requirement to agree to any remedy that:

o      would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business or financial condition of Streaming & Studios; or

o      involves, applies to, restricts, or affects the operation, contracts, business or assets of Netflix

•    Commitment to litigate

•     No requirement to agree to any remedy that, individually or in the aggregate with all other remedies, would reasonably be expected to have a material adverse effect on Paramount and its subsidiaries, including Warner Bros. and its subsidiaries

•    Commitment to litigate

Regulatory Reverse Termination Fee	• $5.8 billion, payable by Netflix upon, among other things, termination for failure to obtain required regulatory approvals	• Same
Outside Date	• 21 months (15 months plus two 3-month extensions if required regulatory approvals have not been obtained)	• 18 months (12 months plus two 3-month extensions if required regulatory approvals have not been obtained)
Warner Bros. Termination Fee	• $2.8 billion (~3.89% of equity value), payable by Warner Bros. upon, among other things, termination for Superior Proposal	• 3.75% of equity value (~$2.9 billion), payable by Warner Bros. upon, among other things, termination for Superior Proposal

On January 20, 2026, Warner Bros. filed a preliminary proxy statement with the SEC soliciting votes in favor of the Proposed Netflix Merger (the “Warner Bros. Preliminary Proxy Statement”). The Warner Bros. Preliminary Proxy Statement included the financial analyses of Global Linear Networks that the Warner Bros. Board considered, which included the selected public companies analysis on a whole company basis, the selected public companies sum-of-the-parts analysis and the selected transaction analysis. A discounted cash flow analysis—typically considered the gold standard in valuation—was also conducted by Warner Bros.’ financial advisors, but the Warner Bros. Board chose to disregard it without providing any explanation.

Also, according to the Warner Bros. Preliminary Proxy Statement, the Warner Bros. Board had previously received, on December 4, 2025 and in advance of executing the Original Netflix Merger Agreement, materials that referenced an illustrative approximate implied equity value reference range for Global Linear Networks of $0.42 to $2.09 per share. This means that when Warner Bros. rushed to sign its agreement with Netflix on December 4, 2025, it valued Global Linear Networks at no more than $2.09 per share, implying a total value to Warner Bros. stockholders from a transaction with Netflix at such time of $28.17 to $29.84 per Share, less than Paramount’s $30.00 per Share all-cash offer and December 4 Improved Proposal.

Versant Media Group, Inc. (“Versant”), a portfolio of cable channels that Comcast has spun off to its stockholders, is a relevant public comparable company for Global Linear Networks. Shares of Versant closed at $32.44 per share on January 21, 2026 implying an enterprise value to one-year forward EBITDA multiple of 3.6x to 3.9x, based on Versant management’s guidance of $1,850 million - $2,000 million of 2026E EBITDA. In contrast, Warner Bros.’ advisors selected a valuation range of 4.5x to 5.5x 2026E EBITDA for Global Linear Networks in their public comparables valuation analysis, over a 1.0x premium to Versant at the midpoint.

For several reasons, Paramount believes Global Linear Networks will ultimately trade at a discount to Versant. These include (but are not limited to): (i) materially higher leverage at Global Linear Networks (in excess of 4.0x net leverage) compared to Versant (approximately 1.25x net leverage); (ii) Versant’s significantly greater exposure to live news and sports programming—which Paramount believes represents the highest-value category within pay television—accounting for approximately 62% of Versant’s audience vs. approximately 20% for Warner Bros., underpinned by Versant’s robust portfolio of sports rights, whereas Warner Bros. lost its anchor NBA rights in 2025 and likely faces limited capacity to reinvest in marquee sports given its higher leverage; and (iii) Versant’s ownership of a meaningful portfolio of higher-growth digital assets, including GolfNow, Rotten Tomatoes and Fandango, whereas Global Linear Networks’ only major digital asset is Bleacher Report.

Applying Versant’s trading multiple on January 21, 2026, based on the midpoint of Versant’s management guidance for 2026E EBITDA ($1.85 - $2.00 billion), and $3.9 billion of next twelve months EBITDA (consistent with the Warner Bros. Board estimate of $4.6 billion of EBITDA in 2026E and $3.6 billion in 2027E) for Global Linear Networks as of the estimated Warner Bros. Separation completion date (Q3 2026) based on Wall Street consensus estimates, Paramount estimates an implied equity value of $0.00 per share for Global Linear Networks, after giving effect to approximately $15 billion of net debt (which has been disclosed at the higher amount of $17.0 billion as of June 30, 2026, decreasing over time to $16.1 billion as of December 31, 2026) to be allocated to the Global Linear Networks business.

On January 22, 2026, Paramount filed a preliminary proxy statement soliciting proxies against the Proposed Netflix Transaction and the other proposals to be considered at a special meeting of Warner Bros. stockholders to be held in connection with the Proposed Netflix Transaction.

On January 22, 2026, Paramount announced an extension of the Expiration Date of the Offer to 5:00 p.m., New York City time, on February 20, 2026.

3.	The title of the middle column of the tabular charts in the section of the Offer to Purchase entitled “Background of the Offer; Other Transactions with Warner Bros.” and in the section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended and restated to read “Original Netflix Merger Agreement”.

4.	Schedules I and II of the Offer to Purchase are hereby amended and restated in their entirety as follows:

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARAMOUNT

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Paramount are set forth below. References in this Schedule I to “Paramount” mean Paramount Skydance Corporation. Unless otherwise indicated below, the current business address of each director and officer is c/o Paramount, 1515 Broadway, New York, New York 10036. Unless otherwise indicated below, the current business telephone of each director and officer is (212) 258-6000. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Paramount. Each director and officer is a United States citizen. Except as described in this Schedule I, none of the directors and officers of Paramount listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

DIRECTORS

Name	Age	Present Principal Occupation and Five-Year Employment History
David Ellison	43	David Ellison is the Chief Executive Officer of Paramount. Prior to becoming Chief Executive Officer of Paramount, Mr. Ellison served as founder and Chief Executive Officer of Skydance since 2010. Mr. Ellison is also on the board of advisors of the Ellison Institute, LLC. Paramount believes Mr. Ellison is qualified to serve as a member of its board of directors because of his significant experience in the entertainment and media industry and deep knowledge of Skydance’s business as founder and Chief Executive Officer of Skydance.
Jeffrey Shell	59	Jeffrey Shell is the President of Paramount. Prior to becoming President of Paramount, Mr. Shell served as Chairman of RedBird Sports & Media since February 2024. Mr. Shell served as Chief Executive Officer of NBCUniversal from 2020 to 2023 and as Chairman of NBCUniversal Film and Entertainment from 2019 to 2020. Prior to that, Mr. Shell served as Chairman of Universal Filmed Entertainment Group (“UFEG”) beginning in 2013 and, prior to joining UFEG, as Chairman of NBCUniversal International. Prior to joining NBCUniversal, Mr. Shell served as President of Comcast Programming Group for six years and, previously, as Chief Executive Officer of Gemstar TV Guide International and President of FOX Cable Networks Group. Paramount believes Mr. Shell is qualified to serve as a member of its board of directors because of his extensive experience serving in executive leadership roles at entertainment and media companies.

Name	Age	Present Principal Occupation and Five-Year Employment History
Gerald Cardinale	58	Gerald Cardinale is the founder of RedBird Capital Partners LLC (“RedBird Capital”) and has served as its Managing Partner and Chief Investment Officer since 2014. Prior to founding RedBird Capital, Mr. Cardinale spent over 20 years at Goldman Sachs where he was a Partner from 2004 to 2012. Paramount believes Mr. Cardinale is qualified to serve as a member of its board of directors because of his extensive investment and management experience specifically in the sports, media and entertainment industries and his extensive experience serving in a role as director.
Andrew Brandon-Gordon	61	Andrew Brandon-Gordon is the Chief Strategy Officer and Chief Operating Officer of Paramount. Prior to becoming Chief Strategy Officer and Chief Operating Officer of Paramount, Mr. Gordon served as a Partner of RedBird Capital since 2020, where he led the firm’s Technology, Media & Telecom investment vertical and its capital markets activities. Mr. Gordon previously served as the Global Chairman of Investment Banking Services, Head of the West Region, Global Head of Media and Telecommunications for the Technology, Media and Telecom Group and Co-Head of the One Goldman Sachs Family Office of Goldman Sachs where he was employed from 1986 to 2020, and as a Partner of Goldman Sachs from 1998 until his retirement in 2020. Paramount believes Mr. Gordon is qualified to serve as a member of its board of directors because of his extensive management experience specifically in the sports, media, entertainment and financial services industries, his 35 years of investment banking experience and his extensive experience serving in a role as director.
Paul Marinelli	58	Paul Marinelli has served as President of Lawrence Investments, LLC, an investment firm owned by Lawrence J. Ellison, since 2015, and as Vice President from 2004 to 2015. From 1994 to 2004, he held various corporate development and finance positions at Cadence Design Systems, Inc. (NASDAQ: CDNS), an electronic design automation software and services company, PricewaterhouseCoopers, a global professional services firm, and Emcon Services, Inc., an environmental engineering firm. Mr. Marinelli serves or has served as a director of several companies, including Skydance, a media and entertainment company, Imagene AI Ltd., a precision oncology company using artificial intelligence to support personalized cancer treatment, Sensei Farms, a sustainable agriculture and innovative farming company, Autonomous Medical Devices Inc., a medical diagnostics company, and LeapFrog Enterprises (NASDAQ: LF), a developer of educational entertainment for children. Paramount believes that Mr. Marinelli is qualified to serve as a member of its board of directors because of his extensive experience in finance and business development.

Name	Age	Present Principal Occupation and Five-Year Employment History
Safra Catz	63	Safra Catz has been the Executive Chairman of Oracle Corporation (NASDAQ: ORCL) since September 22, 2025, and has been a member of Oracle’s board of directors since 2001. At Oracle, Ms. Catz previously served as Chief Executive Officer, President, Chief Financial Officer, Executive Vice President, Senior Vice President. Ms. Catz also previously served on the board of directors of The Walt Disney Company (NASDAQ: DIS) from 2018 to 2024. Prior to joining Oracle, Ms. Catz developed deep technology industry experience as a managing director with the investment banking firm Donaldson, Lufkin & Jenrette covering the technology industry. Paramount believes Ms. Catz is qualified to serve as a member of its board of directors because of her extensive experience serving as an executive and director of large, complex global organizations and her valuable insight regarding the technology industry generally.
John L. Thornton	71

John L. Thornton has served as Chairman of RedBird Capital Partners L.P. since August 2023. Mr. Thornton is also Chairman of Barrick Mining Corporation and non-executive Chairman of Heron View Investments, L.P., a global investment firm. Mr. Thornton also serves as lead independent director on the boards of Ford Motor Company and Lenovo Group Limited.

Mr. Thornton is a professor and director of Tsinghua University’s Global Leadership Program, and an advisory board member of Tsinghua’s School of Economics and Management and its School of Public Policy and Management. Mr. Thornton is co-chair of the Asia Society, chairman emeritus of the Brookings Institution in Washington, D.C., and is also on the advisory boards or board of trustees of African Leadership Academy, China Investment Corporation (CIC), China Securities Regulatory Commission, King Abdullah University of Science and Technology, McKinsey Advisory Council and Schwarzman Scholars. Mr. Thornton joined Goldman Sachs in 1980 and retired as president and director of The Goldman Sachs Group, Inc. in 2003. He also previously served as chairman of Goldman Sachs Asia and as co-chief executive of Goldman Sachs International, overseeing the firm’s business in Europe, the Middle East, and Africa.

Mr. Thornton has also served as a director on the boards of BSkyB, China Unicom, DirecTV, HSBC, ICBC, IMG, Intel and News Corp. Paramount believes Mr. Thornton is qualified to serve as a member of its board of directors because of his extensive investment and management experience and his extensive experience serving in a role as director.

Barbara Byrne	70	Barbara Byrne is a former Vice Chairman of Investment Banking at Barclays PLC and a former Vice Chairman of Lehman Brothers. Ms. Byrne has served as a member of the Paramount board (and its predecessor boards Paramount Global and CBS Corporation) since 2018 when she retired from investment banking. Ms. Byrne has served as a director of LanzaTech NZ Inc since 2023 and of Carta, Inc. since 2021. She previously served on the board of Power School Holdings , Inc., Hennessy Capital Investment Corp. V and Slam Corp. She is also a Lifetime Member of the Council on Foreign Relations and the Audit Committee Leadership Network. She previously served as an Executive in Residence at Columbia Business School, a Trustee of the Institute of International Education, a Trustee of Mount Holyoke College and a member of the Investment Committee of Catalyst. Paramount believes Ms. Byrne is qualified to serve as a member of its board of directors because of her more than 40 years of financial services experience and extensive business and financial expertise in complex transactions, risk management, strategy and other financial matters.

Name	Age	Present Principal Occupation and Five-Year Employment History
Justin Hamill	47	Justin Hamill is a Managing Director and the Chief Legal Officer at Silver Lake, a leading global technology investment firm. Prior to joining Silver Lake, Mr. Hamill served as Global Chair of M&A at Latham & Watkins LLP, a leading global law firm, where he advised public and private companies, investment funds, and financial institutions in negotiated and contested M&A transactions, leveraged buyouts, joint ventures, public and private investments, and restructurings. Paramount believes Mr. Hamill is qualified to serve as a member of its board of directors because of his significant knowledge and expertise in advising public companies and their board rooms gained over years of representing clients in high-stakes transactions.
Sherry Lansing	81	Sherry Lansing currently serves as Chairman of the board of directors of Universal Music Group. Ms. Lansing spent almost 30 years in the motion picture business, playing a key role in the production, marketing, and distribution of more than 200 films, including Academy Award winners Forrest Gump, Braveheart, and Titanic. In 1980, Ms. Lansing became the first woman to head a major film studio when she was appointed President of 20th Century Fox. Later, as an independent producer, Ms. Lansing was responsible for successful films such as Fatal Attraction, The Accused, School Ties, Indecent Proposal, and Black Rain. Returning to the executive ranks in 1992, she was named Chairman and CEO of Paramount Pictures and began an unprecedented tenure in that role that lasted more than 12 years (1992-2005). As a dedicated philanthropist, Ms. Lansing founded the Sherry Lansing Foundation, where she acts as Chief Executive Officer, in 2005, supporting vital initiatives that support cancer research, health, public education, and encore career opportunities. Paramount believes Ms. Lansing is qualified to serve as a member of its board of directors because of her knowledge of Paramount’s studio and extensive experience in creative, executive and leadership roles, including as a director, at entertainment, media and content production companies.
Andrew Campion	54	Andrew Campion currently serves as Chairman and Chief Executive Officer of Unrivaled Sports. Previously, Mr. Campion held executive leadership roles at Nike, including Chief Operating Officer, Chief Financial Officer and head of global strategy. Prior to Nike, Mr. Campion spent over 11 years with The Walt Disney Company, most recently serving as Senior Vice President of Corporate Development after prior leadership and management roles across global strategic planning, mergers and acquisitions, financial planning and analysis, operations planning, investor relations, and tax. Mr. Campion also currently serves on the Boards of Directors of Starbucks, Williams-Sonoma, Inc., Vuori, the Los Angeles 2028 Olympic and Paralympic Games, and the UCLA Anderson School of Management. He also founded, serves as a professor, and is the Director of UCLA’s Sports Leadership and Management Program. Mr. Campion and his wife are minority owners of the Real Salt Lake and Utah Royals professional soccer teams. Paramount believes Mr. Campion is qualified to serve as a member of its board of directors because of his extensive experience in the public company sector, including expertise in business growth strategies and enterprise financial management.

EXECUTIVE OFFICERS

Name	Title	Age	Present Principal Occupation and Five-Year Employment History
David Ellison	Chief Executive Officer	43	David Ellison is the Chief Executive Officer of Paramount. For biographical information see under “Directors” above.
Jeffrey Shell	President	59	Jeffrey Shell is the President of Paramount. For biographical information see under “Directors” above.
Dennis K. Cinelli	Chief Financial Officer	42

Dennis K. Cinelli is the Chief Financial Officer of Paramount.

Dennis K. Cinelli was previously a director of Paramount and the Chief Financial Officer of Scale AI, where he guided the company through a period of sevenfold revenue growth, including a $1 billion Series F financing and $14 billion strategic investment from Meta. In this role, he developed business functions across Finance, Data Science, Sales, Strategy, and Partnerships, while forming partnerships with leading AI model builders and cloud hyperscalers. Prior to joining Scale AI, Dennis held senior leadership roles at Uber, most recently as VP & Head of Mobility for the U.S. & Canada. He previously served as VP of Global Strategic Finance, leading the company’s 2019 IPO, and led Jump, Uber’s micro-mobility business, through its strategic merger with Lime. Prior to that, Dennis served as Chief Financial Officer for GE Ventures, General Electric’s $1 billion corporate venture capital arm, and held various finance leadership roles across GE’s portfolio. He holds a Bachelor of Science in Finance from the University of Maryland’s Robert H. Smith School of Business.

Andrew Brandon-Gordon	Chief Strategy Officer and Chief Operating Officer	61	Andrew Brandon-Gordon is the Chief Strategy Officer and Chief Operating Officer of Paramount. For biographical information see under “Directors” above.

Name	Title	Age	Present Principal Occupation and Five-Year Employment History

Makan Delrahim	Chief Legal Officer	56

Makan Delrahim is the Chief Legal Officer of Paramount. He oversees all legal, regulatory, compliance and public policy matters for the Company, including oversight of Paramount’s Government Relations team.

Prior to joining Paramount, Makan was a Partner at Latham & Watkins LLP, where he advised clients navigating complex mergers and transactions, government investigations, and high-stakes crisis situations.

Before Latham & Watkins, Makan served as the 35th United States Assistant Attorney General for the Antitrust Division, U.S. Department of Justice, where he oversaw the review and resolution of hundreds of mergers and acquisitions, as well as criminal investigations and indictments spanning all industries. During his tenure, he expanded the Antitrust Division’s engagement with its international counterparts and initiated and negotiated the groundbreaking multilateral agreement among over 70 countries on fair procedures for antitrust reviews.

Prior to his appointment as Assistant Attorney General, he held senior posts at the U.S. Department of Justice, Capitol Hill, the White House and the Office of the United States Trade Representative, including as Deputy Assistant Attorney General for the Antitrust Division, Commissioner on the Antitrust Modernization Commission, and Chief Counsel and Chief of Staff of the U.S. Senate Judiciary Committee.

Makan is an Adjunct Lecturer in Law at the University of Pennsylvania, where he teaches law and graduate business school students about the role of governments in M&A transactions. He has been active in criminal justice issues as a board member of the Aleph Institute and in homelessness as a prior board member of Chrysalis.

SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS OF PRINCE SUB INC.

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Prince Sub Inc. are set forth below. References in this Schedule II to “Prince Sub Inc.” mean Prince Sub Inc. Unless otherwise indicated below, the current business address of each director and officer is c/o Prince Sub Inc., 1515 Broadway, New York, NY 10036. Unless otherwise indicated below, the current business telephone of each director and officer is (212) 258-6000. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Prince Sub Inc. Each director and officer is a United States citizen. Except as described in this Schedule II none of the directors and officers of Prince Sub Inc. listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

DIRECTORS AND EXECUTIVE OFFICERS

Name	Title	Age	Present Principal Occupation and Five-Year Employment History
Jeffrey Shell	President	59	Jeffrey Shell is the President of Paramount. For biographical information see under “Directors” in Schedule I above.
Dennis K. Cinelli	Executive Vice President and Chief Financial Officer	59	Dennis K. Cinelli is the Chief Financial Officer of Paramount. For biographical information see under “Executive Officers” in Schedule I above.
Andrew Brandon-Gordon	Executive Vice President, Chief Strategy Officer and Chief Operating Officer	61	Andrew Brandon-Gordon is the Chief Strategy Officer and Chief Operating Officer of Paramount. For biographical information see under “Directors” in Schedule I above.
Makan Delrahim	Chief Legal Officer	56	Makan Delrahim is the Chief Legal Officer of Paramount. For biographical information see under “Executive Officers” in Schedule I above.

Name	Title	Age	Present Principal Occupation and Five-Year Employment History
Katherine M. Gill-Charest	Executive Vice President, Controller and Chief Accounting Officer	61

Katherine Gill-Charest is Executive Vice President, Controller and Chief Accounting Officer of Paramount Skydance Corporation. In this role, which she assumed in December 2019, Gill-Charest oversees the global accounting, financial reporting and financial compliance of the company and its divisions. She reports to Dennis K. Cinelli, Chief Financial Officer. Before this position, Gill-Charest served as Senior Vice President, Controller and Chief Accounting Officer of Viacom since October 2010. In recognition of her leadership, Cablefax named Gill-Charest one of the media industry’s Most Powerful Women in 2017, and Treasury & Risk magazine honored her in their Outstanding Women in Finance in 2012. She was also appointed to the Financial Accounting Standards Advisory Council in 2020, completing her term in 2023, and FEI’s Committee on Corporate Reporting in 2021.

Gill-Charest joined Viacom in 2007 as Vice President, Deputy Controller. Prior to her career at Viacom, she served as the Chief Accounting Officer of WPP Group and was the Vice President and Worldwide Controller of Young & Rubicam Inc. before its acquisition by WPP. She also held roles in financial reporting and accounting policy at Time Warner Inc. and NYNEX Corporation, and worked in the audit practice of Price Waterhouse.

Gill-Charest holds a B.S. in Accounting from Manhattan College, where she graduated summa cum laude. She is a New York State Certified Public Accountant and a member of the American Institute of CPAs.

Gill-Charest served on the Audit Committee of the Mt. Pleasant Central School District from 2009 - 2013 and was appointed to the Audit Committee of the Academy of Television Arts & Sciences in 2022. She was also appointed Executive Champion of the Adapt Employee Resource Group for disability at Paramount Global in 2024.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit.

(a)(5)(Z)	Press Release issued by Paramount Skydance Corporation, dated January 22, 2026

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2026

PARAMOUNT SKYDANCE CORPORATION

By:	/s/ Stephanie Kyoko McKinnon
	Name:	Stephanie Kyoko McKinnon
	Title:	General Counsel

Prince sub inc.

By:	/s/ Stephanie Kyoko McKinnon
	Name:	Stephanie Kyoko McKinnon
	Title:	General Counsel

EXHIBIT INDEX

Index No.

(a)(5)(Z)	Press Release issued by Paramount Skydance Corporation, dated January 22, 2026